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SEC FILE NUMBER 001-32356
CUSIP NUMBER 863307 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2004
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

PART I — REGISTRANT INFORMATION

streetTRACKS® Gold Trust
Full Name of Registrant

                        —
Former Name if Applicable

c/o World Gold Trust Services, LLC, 444 Madison Avenue, 3rd Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check boxes if appropriate)

[X] (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (07-03)

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is awaiting no-action relief from the staff of the Commission as to the proper form of the certifications required under Rules 13a-14 and 15d-14 and Item 601 of Regulation S-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Lowe
______________________
(Name)

011-44-207-826-4700
______________________
(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X]   Yes        [    ]   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[    ]   Yes         [X]   No

As of the date of the formation of the streetTRACKS® Gold Trust ("Trust") on November 12, 2004, the net asset value ("NAV") of the Trust, which represents the value of the gold deposited into the Trust, was $13,081,500, and the NAV per Share was $43.60. Since formation and through January 31, 2005, 547 Baskets of 100,000 Shares (54,700,000 Shares) have been created, including 23 Baskets (2,300,000 Shares) issued in connection with the initial public offering of our Shares on November 18, 2004 (Registration No. 333-105202). As of January 31, 2005, 48,900,000 Shares were outstanding and the estimated NAV per Share as determined by the trustee of the Trust for January 31, 2005 was $42.18.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

streetTRACKS® Gold Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2005	By:	/s/ James Lowe
James Lowe Chief Financial Officer

INSTRUCTION:    The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.